DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT
212-450-6141

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

November 28, 2005

Re: File No. 82-3743 Fomento de Construcciones y Contratas, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Fomento de Construcciones y Contratas, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish the following:

I. English translation of a material fact furnished with the Spanish CNMV on November 23, 2005, entitled, "Composition of the Audit and Control Committee and the Appointment and Remuneration Committee."

Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait. If you have any questions, please do not hesitate to contact me at (212) 450-6141.

Sincerely,

Matthew Telford
Matthew Telford
Legal Assistant

Attachments

By Hand Delivery

dlw 11/30

File No. 82-3743

COMPOSITION OF THE AUDIT AND CONTROL COMMITTEE AND THE APPOINTMENT AND REMUNERATION COMMITTEE

Below please find the composition of the Audit and Control Committee and the Appointment and Remuneration Committee after the changes made since the last notification on January 19, 2005.

➢ AUDIT AND CONTROL COMMITTEE:

- Chairman:
    - Fernando Falcó y Fernández de Córdova.
- Members:
    - Francisco Mas-Sardá Casanelles.
    - Juan Castells Masana.
    - Pedro Agustín del Castillo Machado, en representación de Ibersuizas Holdings, S.L..
    - Luis Chicharro Ortega, en representación de Ibersuizas Alfa, S.L..
- Secretary (non-member):
    - José María Verdú Ramos .

➢ APPOINTMENT AND REMUNERATION COMMITTEE:

- Chairman:
    - Esther Alcocer Koplowitz, en representación de Dominum Desga, S.A..
- Members:
    - Fernando Falcó y Fernández de Córdova.
    - Rafael Montes Sánchez.
    - José Aguinaga Cárdenas, en representación de Cartera Deva, S.A..
    - Robert Peugeot.
- Secretary (member):
    - Antonio Pérez Colmenero.